NUMA CORPORATION

MANUFACTURES REPRESENTATIVE AGREEMENT

THIS AGREEMENT made this 16t" day of January 2001 by and between NUMA CORPORATION, a corporation incorporated under the laws of the State of Florida, having its principle office at 2290 C.R. 427N, Unit 136, Longwood, Florida 32750, hereinafter referred to as Manufacture and Cal-Bay Controls, a corporation under the laws of the State of California, having it principle office at 1582 Parkway Loop Suite G, Tustin California 92780hereinafter referred to as Representative as follows.

1.APPOINTMENT AND ACCEPTANCE-Manufacture appoints representative as its EXCLUSIVE selling representative to sell products (enumerated in Provision #3 hereof); in the territory (defined in Provision #2 hereof); and Representative accepts the appointment and agrees to sell, license, and promote the sale of the Manufactures products.

2.TERRITORY- Representative's Territory shall consist of the following: California and other areas, if any which may be added to this agreement by addendum at any time. This also includes the exclusive OEM agreement with A.E.T. for the Explosives market through out the United States.

3.PRODUCTS- The products of the manufacture to be sold by the Representative are: MRX Technology and other associated products which the manufacture may add to the product line from time to time.

4.AMOUNT OF COMPENSATION- Representative's compensation for the products sold shall be 8% of the actual invoice price(s) on the first $25,000.00 of sales in each ,calendar year period and 10% thereafter. If the Representative buys and resells the product a copy of the customers profile is to be sent to the Manufacture for warranty purposes.

5.COMPUTATION AND PAYMENT OF COMMISSION

a)Commissions - Payable on the 10th day of the month following the month in which payment is received. Commissions not paid on time will accrue interest at the rate of 18% per annum from the date due until paid.

b)Manufacturer will send Representative copies of all invoices at the time Manufacturer invoices Customer, and indicate the amount of commission due Representative.

c)At the time of payment of commissions to Representative, Manufacturer will send Representative a commission statement showing:

1)The computation of all commissions earned during the ninety (90) day period preceding its issuance (listing all invoices covered by the statement), and

2)commissions paid during that period (listing the invoices on which commissions are being paid), and

3)commissions due and owing Representative.

d)"Net invoice price" shall mean the total price at which an order is invoiced to the customer including any'-,' increase or decrease in the total amount of the order less any discounts, tooling, cancellation or repair charges, shipping, mailing costs, taxes or insurance

e)There shall be deducted from any sums due Representative:

1)An amount equal to commissions previously paid or credited on sales of manufacturer's products; which have since been returned by the customer or on allowances credited to the customer for any reason by the Manufacturer; and,

2)an amount equivalent to commissions previously paid or credited on sales which Manufacturer shall not have been fully paid by the customer whether by reason of the customer's bankruptcy, insolvency, or any other reason which, in Manufacturer's judgment, renders the account uncollectible (if any sums are ever realized upon such uncollectible accounts, Manufacturer will pay

Representative its percentage of Commission applicable at the time of the original sale upon the net proceeds of such collection provided the Manufacturer/Representative contract is in effect at the time).

f)"Order" shall mean any commitment to purchase Manufacturer's products which is presented to the Manufacturer by the Representative or which is subject to split commission in accordance with Provision #4 hereof.

6.ACCEPTANCE OF ORDERS - All orders are subject to acceptance or rejection by an authorized officer of Manufacturer at its home office and to the approval of Manufacturer's credit department. manufacturer shall be responsible for all credit risks and collections.

7.TERMS OF SALE - All sales shall be at prices and upon terms established by Manufacturer, and it shall have the right, in its sole discretion, from time to time, to establish, change, alter or amend prices and other terms and conditions of sale. Representative shall not accept orders in the Manufacturer's name or make price quotations or delivery promises without the Manufacturer's prior approval.

8.REPRESENTATIVE'S RELATIONSHIP AND CONDUCT OF BUSINESS

a)Representative shall maintain a sales office in the territory and shall use its best efforts to devote such time as may be reasonably necessary to sell and promote the sale of Manufacturer's products within the territory.

b)Representative will conduct all of its business in i own name and in such manner as it may see fit. Representative will pay all expenses whatsoever of its, responsible for the acts office and activities and be re and expenses of its employees.

c)Nothing in this Agreement shall be construed to constitute Representative as the partner, employee or agent of the Manufacturer nor shall either party have authority to bind the other in any respect, it being intended that each shall remain independent and responsible only for its own actions.

d)Representative shall not, without Manufacturer's prior written approval, alter, enlarge, or limit orders, make representations or guarantees concerning Manufacturer's products or accept the return of, or make any allowances for such products.

e)Representative shall furnish to manufacturer's Credit Department any information which It may have from time to time relative to the credit standing of any of its customers.

f)Representative shall abide by Manufacturer's policies and communicate same to Manufacturer's customers.

g)Manufacturer shall be solely responsible for the design, development, supply, production and performance of its products and the protection of its trade names. Manufacturer agrees to indemnify and hold Representative harmless from and against and to pay all losses, costs, damages or expenses whatsoever, including reasonable attorney's fees, which Representative may sustain or incur on account of infringment or alleged infringment of patents, trademarks, or trade names, or breach of warranty or claimed breach of warranty in any way resulting from the sale of manufacturer's products. Manufacturer will .indemnify Representative from and hold harmless from and against all liabilities, losses, damages, costs or expenses, including reasonable attorney's fees, which it may at any time suffer, incur, or be required to pay by reason of injury or death to any person or damage to property or both caused or allegedly caused by any products sold by Manufacturer

h)Manufacturer shall furnish Representative, at no expense to Representative, one (1) demonstration model, catalogues, literature and any other material necessary for the proper promotion and sale of its products in the territory. Any literature which is not used or samples or other equipment belonging to manufacturer shall be returned to the Manufacturer at its request.

i)Whenever Representative, at Manufacturer's request takes possession of Manufacturer's products for the purpose of delivering such products to customers or for any other purposes, the risk of loss or damage to or destruction of such products shall be borne by Manufacturer, and Manufacturer shall indemnify and hold Representative harmless against any claims, debts, liabilities or causes of action resulting from any such loss, damage or destruction.

9.TERM OF AGREEMENT AND TERMINATION - This Agreement shall be effective on the date set forth above; and shall continue in full force and effect until that date (-Termination Date") set forth in a notice given by one party to the other indicating such party's election to terminate this Agreement, which Termination Date shall be at least Thirty (30) days after the date notice of such election is given.

10.RIGHTS UPON TERMINATION - Upon termination of this agreement for any reason, Representative shall be entitled to:

a)Commissions on orders which are dated or communicated to the Manufacturer prior to the effective date of termination and which are scheduled to be shipped to the customer within 30 days of said termination; and

b)Its share of split commissions on orders dated or communicated to the Manufacturer prior to the effective date of termination and which are to be shipped within 30 days of said termination.

c)Commissions referred to in this Provision #10 shall be paid on or before the 10th day of the month following the month in which the Manufacturer receives payment for the orders.

GENERAL - This agreement 'and signed attachement(s) contain the entire understanding of the parties, shall supersede and replace any other oral or-written agreements, and shall be binding upon and inure to the benefits of the parties' successors and assigns. It may not be modified in any way without the written consent of both parties. Representative, shall not have the right to assign this Agreement in whole.. or in part without Manufacturer's written consent.

12.CONSTRUCTION OF AGREEMENT - This Agreement shall be Construed according to the laws of the State of Florida.

13.DISPUTES AND ARBITRATION - 'The parties agree that any disputes or questions arising hereunder including the construction or application of the Agreement shall be settled by arbitation in accordance with the rules of the American Arbitration Association then in force.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written in multiple counterparts, each of which shall be considered an original.

MANUFACTURER:

By;

/s/Ernest F. Clough President

REPRESENTATIVE:

By;

/s/Robert Thomson